FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                        AREMISSOFT CORPORATION                   (Check all applicable)
                                                               ("AREM")                         X  Director          -- 10% Owner
                                                                                               --  Officer           -- Other
                                                                                                 (give title below)  (specify below)

Papadopoulos   George                                                                           CHIEF OPERATING OFFICER & SECRETARY
-----------------------------------------   -------------------- --------------------        --------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an              12/2000
C/O Info-quest SA, 25 Pantou Street         Entity                -------------------
                                            (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X  Form filed by one Reporting Person
                                                                      (Month/Year)           -- Form filed by More than One
17671 Kallithea  Athens Greece                                            N/A                   Reporting Person
----------    ------------    --------       -----------------------------------------
(City)         (State)          (Zip)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


                                                                                     5. Amount of
                                                           4.   Securities             Securities    6. Ownership      7. Nature of
                                                              Acquired (A) or          Beneficially    Form: Direct      Indirect
                                          3. Transaction      Disposed of (D)          Owned at End    (D) or            Beneficial
1. Title of Security 2. Transaction Date    Code(Instr.8.)   (Instr. 3, 4 and 5)         of Month      Indirect (I       Ownership
      (Instr. 3)         (Mo./Day/Yr.)       Code     V       Amount  (A)or(D) Price   (Instr.3,4,5)   (Instr. 4)        (Instr. 4)
-------------------- -------------------   -------- -------   ------- -------- ------- -------------- ------------     -------------

Common Stock             12/05/2000           M                6,666     A     $27.25                      D                 N/A

Common Stock             12/05/2000           S                6,666     D     $44.28         0            D                 N/A





-------------------- -------------------   -------- -------   ------- -------- ------- -------------- ------------     -------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)



                                                             6.Date                                  9.Number   10.Owner-
                                             5.Number        Exercisable   7.Title and                of Deriv-  ship Form
                                             of Derivitive   and Expira-   Amount of                  itive      of Deriv-
                                             Securities      tion Date     Underlying                 Securities itive
                                  4.Trans-   Aquired (A)     (Mo./Day/Yr.) Securities       8.Price   Benefi-    Security
1.Title    2.Conversion 3.Trans-   action    or Disposed     ------------- (Instr.3 and 4)   of Deri- cially     Direct    11.Nature
of         or Exercise   action    Code      of (D)          Date          ----------------  vitive   owned at   (D) or    of Bene-
Derivitive Price of       Date    (Instr. 8) (Instr. 3,4,5)  Exer-   Expira-       Amount or Security End of     Indirect  ficial
Security   Derivitive   (Mo./Day/ ---------- --------------  cis-    tion          Number of (Instr.  Month      (I)       Ownership
(Instr.3)  Security       Yr.)    Code    V     A      D     able    Date    Title Shares    5)       (Instr.4)  (Instr. 4)(Instr.4)
---------- ------------ --------- ----- ---- ------ -------  ------- ------- ----- --------- -------- ---------  ---------- --------
OPTIONS TO  $27.25       4/27/00    A    V   20,000            (1)    (1)   COMMON  20,000                          D         N/A
PURCHASE                                                                    STOCK


---------- ------------ --------- ----- ---- ------ -------  ------- ------- ----- --------- -------- ---------  ---------- --------
OPTIONS TO  $27.25       12/5/00    M                6,666   4/27/00 4/27/05 COMMON  6,666              6,666       D         N/A
PURCHASE                                                                     STOCK


---------- ------------ --------- ----- ----  ----- -------  ------- ------- ----- --------- -------- ---------  ---------- --------




---------- ------------ --------- ----- ----  ----- -------  ------- ------- ----- --------- -------- ---------  ---------- --------



Explanation of Responses:
(1)  33-1/3% of the options vest on April 27, 2000 and the remainder of the options vest at the rate of 33-1/3% on the same date each year thereafter, expiring on April 27, 2005.  As of the date of this filing, 6,666 shares have been exercised.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  George Papadopoulos                                  January 9, 2001
-----------------------------------------                --------------------
     George Papadopoulos                                         Date

*Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.